EXHIBIT 4.27

August 31, 2009.

TALON METALS CORPORATION
Avenida Jornalista Ricardo Marinho n° 360 salas 111, 112 e 113
Barra da Tijuca - Rio de Janeiro - RJ - Brazil
CEP 22631-350

Re:	ÁGUA BRANCA GOLD PROJECT

This non-binding letter of intent (LOI) serves to outline the terms and conditions upon which Brazauro Resources Corporation or its subsidiary (Brazauro), is prepared to enter into a definitive agreement with Talon Metals Corporation or its subsidiary (Talon) granting to Brazauro the exclusive option to purchase Talon’s Água Branca mineral property (the Property or Água Branca):

Brazauro will have a period of 30 days to conduct due diligence on the Property and if completed to the satisfaction of Brazauro, Brazauro is prepared to sign a definitive option agreement according the following:

1)	Pay to Talon, upon agreement’s signing, an amount of US$ 120,000.

2)
Brazauro will be commited to spend in exploration at Água Branca, a minimum of US$ 500,000 including at least 2,000 metres of core drilling, in the first year and, if Brazauro wishes to extend the option to the second year, to spend a minimum of additional US$ 500,000 during the second year.

3)
To maintain the option in good standing, Brazauro will pay to Talon US$ 130,000 on or before December 31, 2010.  If Brazauro abandons the option and returns the Property to Talon before this date and the minimum budget of the first year has not been expended, Brazauro is obligated to pay the US$ 130,000.

4)	To complete the exercise of the option, Brazauro will pay to Talon, two (2) years after the agreement’s signing, an amount of US$ 1,870,000.

5)	The definitive agreement will provide that Brazauro will pay to Talon a NSR royalty of 2%, with Brazauro being able to buyout the NSR royalty for a payment of US$ 2 million.

6)	During the term of the option, Brazauro will also:

a.	Assume the payments due under the underlying agreement with the original owner of the mineral rights;
b.	Assume the payment of any taxes due to the DNPM;
c.	Assume the costs of the rental of the office/house in Água Branca village;
d.	Assume the rental of the use of the land at Camãro Hill;
e.	Conduct its operations in a good and miner-like manner;
f.	Indemnify Talon for any liability arising from Brazauro’s operations on the Property.

The definitive agreement will contain terms and conditions customary for agreements of this nature including, but not limited to, those relating to representations and warranties and indemnities and must be satisfactory to both Talon and Brazauro.

We look forward to your response to the foregoing so that we can arrange the due dilligence and the preparation of a definitive agreement.

Please confirm your agreement with the foregoing by signing a copy of this letter and returning it to us by fax or email.

Yours truly,

/s/ Elton L.S. Pereira

Elton L.S. Pereira
V.P. Exploration
Brazauro Resources Corp.
elspereira@terra.com.br
Fax:  55 (91) 3212.7345

Agreed and accepted, this 1 day of September, 2009

Talon Metals Corporation
Per:

/ Signature /